Morari, Inc.



LETTER   REPORT CARD   FINANCIALS   THANKS   DETAILS   SAY HELLO

Dear investors,

We are thrilled to share the progress we've made in 2023, thanks to your continued support and belief in our mission. 2023 was a pivotal one for us, marked by significant milestones and achievements.

First and foremost, we successfully secured additional capital to include completing our Wefunder crowdfunding round, raising an impressive $652,512 from 285 investors and $708,000 from angel investors to advance our mission.. This funding has been instrumental in advancing our mission.

We also achieved a major milestone with the design freeze for the MOR product components. This milestone signifies a crucial step forward in the development of our product, bringing us closer to bringing our innovative solution to millions worldwide.
Additionally, we made significant strides in our regulatory efforts, starting formal product testing for FDA submission. This progress puts us on track to bring the MOR product to market in 2024.

Furthermore, we have been actively engaging with our community through various channels, including hosting webinars, launching a blog dedicated to sexual health and wellness, and being featured in media outlets. These efforts have helped us raise awareness about sexual health and the importance of our innovative solution.

As we look ahead to 2024, we are excited about the opportunities that lie ahead and remain committed to delivering value to our investors, customers, and community. Thank you for your continued support, and we look forward to sharing more exciting updates with you in the coming year.

We need your help!

Financial Support: Investors can continue to support Morari financially through investments or by introducing the company to potential investors who align with Morari's mission.

Networking: Investors can leverage their network to connect Morari with key stakeholders, potential partners, or industry experts who can contribute to the company's growth and success.

Expertise: Investors with relevant expertise in the sexual health, consumer goods, social media or startup industry can provide valuable insights, advice, and mentorship to help Morari navigate challenges and make informed decisions.

Promotion: Investors can help promote Morari's products and mission within their networks and communities, raising awareness and generating interest in the company's innovative solutions.

Feedback: Investors can provide feedback on Morari's products, services, and strategies, helping the company refine its approach and improve its offerings.

Sincerely,

Jeff Bennett

CEO and Founder

Mark Payne

CFO

Timothy Allen

Board Member

Michael Hoey

CEO and Founder

John Barbella

Board Member

How did we do this year?

REPORT CARD

B-

☺ The Good   ☹ The Bad

Secured $652,512 from 285 Wefunder investors and $708,000 from angel investors to advance our mission.

Experienced delays in securing funding, which impacted the pace of product development and other initiatives.

Achieved design freeze for MOR product components, a major milestone.

Resource constraints, which sometimes impacted the speed of progress and the ability to pursue planned initiatives simultaneously.

Designed, procured, and set up manufacturing equipment for small batch runs.

Delay in being issued our third patent, originally expected by year-end. The issuance is now anticipated in early 2024.

2023 At a Glance

January 1 to December 31



$0
Revenue



-$646,440
Net Loss



$0
Short Term Debt



$1,110,512
Raised in 2023



$702,553
Cash on Hand
As of 02/29/24

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

US$0   US$0

-US$646,440

-US$1,164,386

2022   2023

Net Margin: 0%   Gross Margin: 0%   Return on Assets: -89%   Earnings per Share: -$0.08   Revenue per Employee: $0

Cash to Assets: 90%   Revenue to Receivables: ~   Debt Ratio: 0%

📄 Morari_Final_2023_Balance_Sheet_and_P_L.xlsx   📄 Morari_Balance_Sheet_and_Profit_and_Loss_by_Month_for_2022.xlsx

We ❤ Our 262 Investors

Thank You For Believing In Us

John Dukes, III	Patrick Spaulding Ryan, PhD	Martin Brenner	Brenda Martinez	Vance Jarrette Primus	Bryan Fuller
Gareth Richardson	Tim Sipma	Richard Myers	Keith Moore	Dong Hoon Lee	Mekela Whyte-Nesfield
Kenneth Ruiz	Jacob Aubrey	Gary A Jenkins	Bryian Tan	Neryk Davydov	Vien Bui
Junaid Nasir	Justin Youngblood	Enrico Varano	Christopher Grande	Devi Prakash Tokala	Stan Michael Kramarz
Peter Thompson	Jeffrey Scales	Scott Sondes	Dhan Persaud	Dave Schweitzer	Walter J. Bayer II
Jaya Satya Prakash Allaparthi	Chester D HARTSOUGH	Henrik Halvorsen Kvamme	Ridzuan Ahmad	Patrick Thomas	Jaime Matus
Tom Rhodes	Koby Conrad	Roger Evans	Ryan Zynger	Poerzse Norbert	Matt D
John Holcomb	David Vandeveer	Al Duke	Kenneth R	Ivan Botnar	Ashley Mealey
Tim Steege	Barry Hay	Roderick Herron	Rosario Claudio III	Steffen Miyakoshi Munch-jensen	Jesse Bourque
Richard Wang	Howard Wendell	Riaan Brits	Jewel Wall	Lowell Peterson	Ramesh Naidu
Pat Collins	Nishant N	Randy Voogd	Christopher Barnes	Jeff Bennett	Stefano Lanterna
Brad Averill	Nitin Patel (Nick Patel)	Zyperio Company	Elizabeth Dell	Erick Berling	Nick Cristan
Joe Westbrock	Chris Dunne	Dylan Munger	Andrew Barbella	Ron Rogan	Grant Johnson
Brian Cassidy	Alex Fix	Kevin Klopfenstein	Patrick Rohlinger	Stephen Michael Baker	Paola Cipres
David Ford	Majid Kiyani	Tom Brenner	Christian Verwiebe	Daniel Hagos	Eric Wilcox
Kelly Smyth	Michael James	Andy Lofboom	Han Yi	Jeffrey Schmitz	Edward Vitkin
Oller Lee HARRIS	Gregg Dyste	Jesús Valladolid Rebollar	Danny Lindley	Reed Gossman	Michael Plath
Robert Maonera	Shubhagat Gangopadhyay	Joshua Milne	Daniel Wijaya	Dana McCaulley	Glenn Ephraim
Jeffrey M DAY	Ryan Brewster	Ezhilarasan Irulappan	Fawwaz Al Khodari	Oluwaseun Davies	Andrew Celaya
Jason Dean	James R. Holmes	Shon Smith	Kevin Thai	Rami Taha	Geogy Philip
Jun Qiang Xiao	Owen Metz	Shawn Reap	Brian Hogan	David Martin	David Adams
Bruce Lagman	Mary Richie	Walter J Richie	Anthony BROOKING	Sara Dunwoodie	**Shelby Thuruthumalil**
Randall Hicks	Ashley Macklin	Shavaiz Mohey Ud Din	Douglas Asperheim	Israel Taig	Dennis W Lites Jr
Douglas Hepper	Ken Cooper	Davie HODGE	Jason Ault	Alex Michel	Jeremy Moloney
Marvin Jackson	Giuseppe Mastroianni	William Murphey	Eileen Doane	Jose J Suarez Parra	Ernest Holmes
Kevin Henry Jr	Waqar Rizvi	Alain Briet	Jon Limpalair	Raul Denegri	Ray Won
Ulric Aristide	Alex Farnsworth	Anupam Dixit	Parry Swenson	John DeSmet	Dan Mason
Scott H Graham	Bryan Spencer	Jake Boggs	Swarna Balasubramaniam	Christian Byland	Zachary Lickteig
Dan Price	James Douglas Pederson Jr	Jeff Hanson	Joseph Becker III	Timothy Kerkvliet	Nathan Dahlseng
Ravishankar Vittoba	Larry Hawkins	Dan Posavad	Paul Kirchberg	Kenneth S Helgeson	Laura Marie Symmes
Keith D Haugen	Jerry Carlton	Glenn Petriello	Benjamin Pederson	Cesar Canar	Durganand Thatavarthy
Kevin Muriuki	Jacob Widgren	Yolanda Levels	Samuel Arthur Sue	Danny Howard	Tom Remmel
Jonathan Avalos	Samuel Kesler	Amanda Arend	Susan Langer	Steve Tix	Igor Tsukerman
Tom McKnight	Anthony Ezebuife	Diamaris Marte	Thomas Schupp	Jose Antonio Morato	John Labadini
Allyn Pon	Matt Firsching	Paul Rooney	John Tran	Robert Gore	Muhammer Negiat Resul
Brett Tipple	Brian Smolens	Michael Teske	Robert Holmes	Eliseo Lujano	Kristen Maginnis
Michael Graham	Jakob Krull				

Thank You!

From the Morari, Inc. Team



Jeff Bennett 𝕏 in

CEO and Founder

Forward-thinking innovator with more than 25 years of medical device experience. Jeff has led global launches of several high-profile products.



Kate LaBrosse 🔗

Commercial Advisor

Over 14 years' experience in marketing, managing, selling and building natural products brands. Amazon bestselling...



Michael Hoey, PhD 🔗

Scientific Advisor

Serial entrepreneur having formed and exited multiple companies. Former Professor of Urology.



Mark Payne 🔗

Chief Financial Officer

Experienced CFO with over 30 years of financial experience. Led multiple IPOs and private placements.



Sew-Wah Tay, PhD 🔗

Regualtory/Clinical/Quality Advisor

Founder of Libra Medical. Experienced VP of regulatory, clinical and quality.

Details

The Board of Directors

Director	Occupation	Joined
Michael Hoey	Founder/CTO @ Francis Medical	2020
Timothy Allen	CFO @ Dominium	2020
John Barbella	President @ Neighborli	2020
Jeffrey Bennett	CEO and Founder @ Morari, Inc.	2020

Officers

Officer	Title	Joined
Jeffrey Bennett	CEO	2020
Mark Payne	Treasurer CFO	2021

Voting Power ❓

No one has over 20% voting power.

Past Equity Fundraises

Date	Amount	Security	Exemption
05/2020	$8,452	Preferred Stock	Section 4(a)(2)
05/2020	$50	Common Stock	Section 4(a)(2)
06/2020	$650,000	Preferred Stock	Section 4(a)(2)
06/2022	$1,000,000	Safe	Section 4(a)(2)
11/2022	$250,000		506(c)
05/2023	$402,512		4(a)(6)
12/2023	$708,000	Preferred Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

Name	Jeff Bennett
Amount Invested	$100,000
Transaction type	Loan
Issued	10/20/2023
Outstanding principal plus interest	$101,765 as of 02/2024
Interest	6.0 per annum
Maturity	10/31/2027
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Payments begin 12 months after receiving FDA Clearance and will be 24 equal payments from that time. FDA Clearance is anticipated in October 2024.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed 2	1,086,956	1,086,956	Yes
Common	10,000,000	5,000,000	Yes
Series Seed 1	565,218	565,218	Yes
Series Seed 3a	458,652	458,652	Yes
Series Seed 3b	176,730	176,730	Yes
Series Seed 4	909,091	643,636	Yes

Warrants: 0
Options: 0

Form C Risks:

Failure to successfully reduce our current or future production costs may adversely affect our financial results.
A significant portion of our strategy will rely upon our ability to successfully rationalize and improve the efficiency of our operations. In particular, our strategy relies on our ability to reduce our production costs in order to remain competitive. If we are unable to continue to successfully implement cost reduction measures, especially in a time of a worldwide economic downturn, or if these efforts do not generate the level of cost savings that we expect going forward or result in higher than expected costs, there could be a material adverse effect on our business, financial condition, results of operations, or cash flows.

Limited voting rights.
The Series Seed Preferred Stock has limited voting and economic rights. The decisions impacting the Company will be made largely by the Board of Directors of the Company and the shareholders may have little or no say in management of the Company or its strategies.

It is not likely that we will pay dividends on our Series Seed Preferred Stock or any other class of stock.
We intend to retain any future earnings for the operation and expansion of our business. We do not anticipate paying cash dividends on our Series Seed Preferred Stock, or any other class of stock, in the foreseeable future. Stockholders should look solely to appreciation in the market price of our common shares to obtain a return on investment.

Terms of subsequent financings may adversely impact your investment.
We may have to raise equity, debt financing in the future. Your rights and the value of your investment in our Series Seed Preferred Stock could be reduced. For example, if we issue secured debt securities, the holders of the debt would have a claim against our assets that would be prior to the rights of stockholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results.

Transaction Fees & Expenses This Offering involves fees and expenses which will be paid out of the proceeds of the Offering thus reducing the amount of proceeds available to the Company. There is currently no public market for our Securities, and an active trading market may not develop or be sustained after this Offering. The valuation under which this Offering is made may not be indicative of the market price for our Series Seed Preferred Stock after the financing. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market. The lack of an active market may reduce the value of your shares and impair your ability to sell your shares at the time or price at which you wish to sell them. An inactive market may also impair our ability to raise capital by selling our Series Seed Preferred Stock and may impair our ability to acquire or invest in other companies, products or technologies by using our Series Seed Preferred Stock as consideration.

Mark Payne is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our ability to generate revenue to support our operations is uncertain. We are in the early stage of our business and have a limited history of generating revenues. We have a limited operating history upon which you can evaluate our potential for future success, and we are subject to the additional risks affecting early-stage businesses. Rather than relying on historical information, financial or otherwise, to evaluate our Company, you should evaluate our Company in light of your assessment of the growth potential of our business and the expenses, delays, uncertainties, and complications typically encountered by early-stage businesses, many of which will be beyond our control. Early-stage businesses in rapidly evolving markets commonly face risks, such as the following: -unanticipated problems, delays, and expenses relating to the development and implementation of their business plans -operational difficulties; -lack of sufficient capital; competition from more advanced enterprises; and uncertain revenue generation.

We have a history of losses that may continue, which may negatively impact our ability to achieve our business objectives. We have incurred net losses since our inception. We cannot assure you that we can achieve or sustain profitability on a quarterly or annual basis in the future. There can be no assurance that future operations will be profitable. We may not achieve our business objectives and the failure to achieve such goals would have an adverse impact on us.

Our limited operating history may make it difficult for us to accurately forecast our operating results. Our planned expense levels are, and will continue to be, based in part on our expectations, which are difficult to forecast accurately based on our stage of development and factors outside of our control. We may be unable to adjust spending in a timely manner to compensate for any unexpected developments. Further, business development expenses may increase significantly as we expand operations. To the extent that any unexpected expenses precede, or are not rapidly followed by, a corresponding increase in revenue, our business, operating results, and financial condition may be materially and adversely affected.

Our marketing success relies heavily on social media marketing.
Our marketing relies heavily on social media marketing campaigns and social media platform use. The Mor Patch is designed to improve sexual performance, and historically, social media outlets have restricted sexual language and imagery use in advertising on these sites. Social media could limit the marketing and promotion effectiveness of the Mor Patch to targeted segments or we could be prohibited from using certain social media platforms altogether. The inability to market this product in this manner, or through any platform, will severely and negatively impact revenue potential for the Company.

Use of Proceeds of this Offering We will have considerable discretion as to how we use the net proceeds from this Offering, and no representation can be made that use of proceeds will improve the Company's ability to generate material revenues or materially improve its ability to market its product. We intend to use the net proceeds to help develop, test, study and launch our technologies and products, including without limitation, the Mor Patch System and for general corporate purposes. Even if we generate material revenues, we might need additional capital to support customer order flow and for growth. No assurance can be given that any source of additional cash will be available to us. If no source of additional cash is available to us, we may have to significantly reduce the scope of our operations.

We depend on a limited number of third-party manufacturers.
We depend on certain key manufacturers for our current products. If these relationships become strained, our results of operations and financial condition could be materially adversely affected.

We may depend upon a limited number of customers in any given period to generate a substantial portion of our revenue.
Our industry does not lend to long-term customer contracts, and our dependence on individual key customers can vary from period to period as a result of consumer demands among other variables. As a result, we may experience more customer concentration in any given future period. The loss of, or substantial reduction in sales to, any of our significant customers could have a material adverse effect on our results of operations in any given future period.

Our costs may grow more quickly than our revenue, harming our business and profitability.
Providing our products or technology to our customers is costly and we expect our expenses to continue to increase in the future. We expect to continue to invest in our infrastructure in order to provide our products and technology rapidly and reliably to all customers. Our expenses may be greater than we anticipate, and our investments to make our business and our infrastructure more efficient may not be successful. In addition, we may increase marketing, sales, and other operating expenses in order to grow and expand our operations and to remain competitive. Increases in our costs may adversely affect our business and profitability.

New products and technological advances by our competitors may negatively affect our results of operations.
Our products and technology face intense competition from our competitors' products and technology. Competitors' products and technology may be more effective, more effectively marketed or sold, or have lower prices or superior performance features than our products or technology. We cannot predict with certainty the timing or impact of the introduction of competitors' products or technology.

The success of our businesses will depend on our ability to effectively develop and implement strategic business initiatives.
We are currently implementing various strategic business initiatives. In connection with the development and implementation of these initiatives, we will incur additional expenses and capital expenditures to implement the initiatives. The development and implementation of these initiatives also requires management to divert a portion of its time from day-to-day operations. These expenses and diversions could have a significant impact on our operations and profitability, particularly if the initiatives prove to be unsuccessful. Moreover, if we are unable to implement an initiative in a timely manner, or if those initiatives turn out to be ineffective or are executed improperly, our business and operating results would be adversely affected.

We are, or in the future may be, subject to substantial regulation related to quality standards applicable to our quality processes. Our failure to comply with applicable quality standards could have an adverse effect on our business, financial condition, or results of operations.

The Environmental Protection Agency regulates manufacturers and products needed in our Mor Patch, and those of our distributors and partners, in the United States. Significant government regulation also exists in overseas markets. Compliance with applicable regulatory requirements is subject to continual review and is monitored through periodic inspections and other review and reporting mechanisms. Failure by us or our partners to comply with current or future governmental regulations and quality assurance guidelines could lead to product recalls or related field actions, or product shortages. Efficacy or safety concerns with respect to our products or those of our partners could lead to product recalls, fines, withdrawals, declining sales, and/or our failure to successfully commercialize new products or otherwise achieve revenue growth.

We rely on third-party manufacturers to produce our products. We may be unable to achieve our growth and profitability objectives if we cannot secure acceptable third-party manufacturers or existing third-party manufacturer relationships dissolve.
We do not know whether our current or future manufacturing arrangements will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards, or production volumes required to successfully mass market such products. Even if we are successful in developing manufacturing capabilities and processes, we do not know whether we will do so in time to meet market demand. Our failure to develop these manufacturing processes and capabilities, if necessary, in a timely manner could prevent us from achieving our growth and profitability objectives.

If we experience rapid growth and we are not able to manage this growth successfully, this inability to manage the growth could adversely affect our business, financial condition, and results of operations.
Rapid growth places a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation.

We depend on our officers, key employees and agents who would be difficult to replace, and our business will likely be harmed if we lose their services or cannot hire additional qualified personnel.
Our success depends substantially on the efforts and abilities of our officers, and other key employees and agents. The loss of services of one or more of our officers or key employees or agents or the inability to add key personnel could have a material adverse effect on our business. Competition for experienced personnel in our industry is substantial. Our success depends in part on our ability to attract, hire, and retain qualified personnel. In addition, if any of our officers or other key employees join a competitor or form a competing company, we may lose some of our customers.

Our success depends on FDA regulatory approvals and the timeliness thereof. Our success depends on regulatory approvals and timeliness of those approvals. A key step that Morari will take is to submit the Mor Patch to the FDA to obtain clearance for safety for users. The Mor Patch is based on existing technology but there is a possibility that the FDA could conclude that electronic pulses would be unsafe for product users. Additionally, there could be delays in receipt of any approvals from the FDA, which could also slow Company sales growth and negatively impact financial projections.

Negative publicity associated with the Mor Patch or its use could adversely impact the Company and its financial status.
In the event of negative publicity, misuse of the products, including use by or inadvertent sale to minors, could adversely impact the Company in a variety of ways, including but not limited to, harm to the brand, legal claims or costs, or other unanticipated expenses, all of which could harm the financial status of the Company or its ability to sell the product.

An active market may not develop, and investors may not be able to resell their shares of Series Seed Preferred Stock.
If you purchase shares of our Series Seed Preferred Stock, you may not be able to resell them. There is no public trading market for shares of our Series Seed Preferred Stock. Therefore, outstanding shares of our Series Seed Preferred Stock cannot be offered, sold, pledged or otherwise transferred except in privately arranged transactions and then only if the transaction is registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. We can provide no assurance that an active trading market will develop in the future. We cannot predict the extent to which investor interest in our Company could ultimately lead to the development of an active trading market, and we can provide no assurance that an active trading market will develop in the future. The lack of an active market may reduce the value of your shares of Series Seed Preferred Stock and impair your ability to sell your shares at the time or price at which you wish to sell them. An active or liquid market in shares of our Series Seed Preferred Stock may not develop and, if it does develop, it may not be sustainable. You may not be able to liquidate your shares of our Series Seed Preferred Stock quickly or at the market price if trading in shares of our Series Seed Preferred Stock is not active. In addition, the price of the shares of our Series Seed Preferred Stock sold in this Offering may vary from the future market price of shares of our Series Seed Preferred Stock. The market price of our Series Seed Preferred Stock could fluctuate significantly as a result of a number of business, financial and external factors, some of which are beyond the Company's control. We cannot assure you as to the liquidity of your investment, or the future market prices of shares of our Series Seed Preferred Stock.

Future issuances of our Series Seed Preferred Stock could dilute current stockholders or adversely affect the market.
Future issuances of our stock, particularly in connection with outstanding options, warrants and shares of Series A Convertible Preferred Stock exercisable or convertible into shares of our common stock, could be at values substantially below the price paid by the current holders of our Series Seed Preferred Stock. Sales of substantial amounts of our Series Seed Preferred Stock, or even just the prospect of such sales, could depress the prevailing price of our Series Seed Preferred Stock and our ability to raise equity capital in the future.

We can provide no assurances as to our future financial performance or the investment result of a purchase of our Series Seed Preferred Stock.
Any projected results of operations involve significant risks and uncertainty, should be considered speculative, and

Any projected results of operations involve significant risks and uncertainty, should be considered speculative, and depend on various assumptions which may not be correct. The future performance of our Company and the return on our Series Seed Preferred Stock depends on a complex series of events that are beyond our control and that may or may not occur. Actual results for any period may or may not approximate any assumptions that are made and may differ significantly from such assumptions. We can provide no assurance or prediction as to our future profitability or to the ultimate success of an investment in our Series Seed Preferred Stock.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect our customers, our business, and our results of operations.
Our business and prospects have been and could be materially adversely affected by the COVID-19 pandemic or recurrences of COVID-19, or any other similar diseases in the future. Material adverse effects from COVID-19 and similar diseases could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair our development, manufacturing, marketing, and sales efforts to our targeted sales channels. During the COVID-19 pandemic, businesses throughout the U.S. and Canada shut down for extended periods of time (and may be shut down again due to recurrences of COVID-19), thus negatively impacting our product revenues. The pandemic and reactions to the pandemic or future outbreaks of COVID-19 could also impair the timing of obtaining future and applicable industry and or any related approvals. In addition, we purchase materials for our products from suppliers located in affected areas, and we may not be able to procure required components or secure manufacturing capability. The effects of the COVID-19 pandemic have also placed travel restrictions on us and our associated businesspersons, as well as temporary closures of the facilities of our suppliers, which could also adversely impact our business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our products and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Other factors can have a material adverse effect on our future profitability and financial condition.
Many other factors can affect our profitability and financial condition, including: changes in, or interpretations of, laws and regulations including changes in accounting standards and taxation requirements; changes in the rate of inflation and interest rates; changes in the creditworthiness of counterparties that transact business with; changes in business, economic, and political conditions, including: war, political instability, terrorist attacks in the U.S. and other parts of the world, the threat of future terrorist activity in the U.S. and other parts of the world and related military action; natural disasters; the cost and availability of insurance due to any of the foregoing events; labor disputes, strikes, slow-downs, or other forms of labor or union activity; and, pressure from third-party interest groups; difficulties related to our information technology systems, any of which could adversely affect business operations, including any significant breakdown, invasion, destruction, or interruption of these systems; changes in credit markets impacting our ability to obtain financing for our business operations; or legal difficulties, any of which could preclude or delay commercialization of products or technology or adversely affect profitability, including claims asserting statutory or regulatory violations, adverse litigation decisions, and issues regarding compliance with any governmental consent decree.

Our research and development efforts may not succeed in developing commercially successful products and technologies, which may cause our revenue and profitability to decline or be eliminated.
To remain competitive, we must continue to launch new products and technology, and enhance our current products and technology. To accomplish this, we must commit substantial efforts, funds, and other resources to research and development. A high rate of failure is inherent in the research and development of new products and technology. We must make ongoing substantial expenditures without any assurance that its efforts will be commercially successful. Failure can occur at any point in the process, including after significant funds have been invested. We cannot state with certainty when or whether any of our products or technology under development will be launched or whether any products or technologies will be commercially successful. Failure to launch successful new products or technology or enhance existing products or technology may cause our products or technology to become obsolete, causing our revenues and operating results to suffer.

The expiration or loss of patent protection and licenses may affect our future revenues and operating income.
Much of our business relies on patent and trademark and other intellectual property protection. Although most of the challenges to our intellectual property would likely come from other businesses, governments may also challenge intellectual property protections. To the extent our intellectual property is successfully challenged, invalidated, or circumvented, or to the extent it does not allow us to compete effectively, our business will suffer. To the extent that countries do not enforce our intellectual property rights or to the extent that countries require compulsory licensing of our intellectual property, our future revenues and operating income will be reduced.

Our inability to protect our intellectual property, or our involvement in damaging and disruptive intellectual property litigation, could adversely affect our business, results of operations and financial condition or result in the loss of use of the product or service.
We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as third-party nondisclosure and assignment agreements. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition. We own United States and international patents and patent applications for our technologies. We offer no assurance about the degree of protection which existing or future patents may afford us. Likewise, we offer no assurance that our patent applications will result in issued patents, that our patents will be upheld if challenged, that competitors will not develop similar or superior business methods or products outside the protection of our patents, that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents. To protect our trade secrets and other proprietary information, we generally require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our business could be materially adversely affected. We rely on our trademarks, trade names, and brand names to distinguish our company and our products and services from our competitors. Some of our trademarks may conflict with trademarks of other companies. Failure to obtain trademark registrations could limit

our ability to protect our trademarks and impede our sales and marketing efforts. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks. In addition, third parties may bring infringement and other claims that could be time-consuming and expensive to defend. In addition, parties making infringement and other claims may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our products, services or business methods and could cause us to pay substantial damages. In the event of a successful claim of infringement, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, or at all. It is possible that our intellectual property rights may not be valid or that we may infringe existing or future proprietary rights of others. Any successful infringement claims could subject us to significant liabilities, require us to seek licenses on unfavorable terms, prevent us selling products, services and business methods and require us to redesign or, in the case of trademark claims, rebrand our company or products, any of which could have a material adverse effect on our business, financial condition or results of operations.

We could face significant liabilities in connection with our technology, products, and business operations, which if incurred beyond any insurance limits, would adversely affect our business and financial condition.
We are subject to a variety of potential liabilities connected to our technology development and business operations, such as potential liabilities related to environmental risks for component parts of the Mor Patch, manufacturing liability associated with the product or its component parts, improper use or use outside of the directed use of the Mor Patch, or products liability related to the use of the Mor Patch. As a business which markets products for use by consumers and institutions, we may become liable for any damage caused by our products, whether used in the manner intended or not. Any such claim of liability, whether meritorious or not, could be time-consuming and/or result in costly litigation. Although we intend to obtain insurance against certain of these risks, no assurance can be given that such insurance will be adequate to cover related liabilities or will be available in the future or, if available, that premiums will be commercially justifiable. If we were to incur any substantial liability and related damages were not covered by our insurance or exceeded policy limits, or if we were to incur such liability at a time when we are not able to obtain liability insurance, our business, financial conditions, and results of operations could be materially adversely affected.

We have limited product distribution experience and we expect to rely on third parties who may not successfully sell our products. We have limited product distribution experience and currently rely, and plan to rely primarily, on product distribution arrangements with third parties. We may also license our technology to certain third parties for commercialization of certain applications. We expect to enter into distribution agreements and/or licensing agreements in the future, and we may not be able to enter into these agreements on terms that are favorable to us, if at all. In addition, we may have limited or no control over the distribution activities of these third parties. These third parties could sell competing products and may devote insufficient sales efforts to our products. As a result, our future revenues from sales of our products, if any, will depend on the success of the efforts of these third parties.

New products or "knock offs" of our products may cause market confusion and limit our ability to generate revenue. There is a risk that there will be new entrants to this market that will make claims that their products can do what the Mor Patch will do without the rigorous work required to develop and program a device to delay the body's natural signals. Further, there is a risk that competitors will create "knock-offs" of the Mor Patch that may claim to do what the Mor Patch can do or claim to be the Mor Patch itself, which could cause market confusion and reduce revenue for the Company.

If we are unable to make necessary capital investments or respond to pricing pressures, our business may be harmed.
In order to remain competitive, we need to invest in research and development, customer service and support, and marketing. From time to time, we may have to adjust the prices of our products and services to remain competitive. We may not have available sufficient financial or other resources to continue to make investments necessary to maintain our competitive position.

We may acquire other businesses, license rights to technologies or products, form alliances, or dispose of or spin-off businesses, which could cause us to incur significant expenses and could negatively affect profitability.
We may pursue acquisitions, technology-licensing arrangements, and strategic alliances, or dispose of or spin-off some of our businesses, as part of our business strategy. We may not complete these transactions in a timely manner, on a cost-effective basis, or at all, and may not realize the expected benefits. If we are successful in making an acquisition, the products and technologies that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. We may not be able to integrate acquisitions successfully into our existing business and could incur or assume significant debt and unknown or contingent liabilities. We could also experience negative effects on our reported results of operations from acquisition or disposition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets.

If we obtain debt financing, we will face risks associated with financing our operations.
If we obtain debt financing, we will be subject to the normal risks associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest and the risk that we will not be able to renew, repay, or refinance our debt when it matures or that the terms of any renewal or refinancing will not be as favorable as the existing terms of that debt. If we enter into secured lending facilities and are unable to pay our obligations to our secured lenders, they could proceed against any or all of the collateral securing our indebtedness to them.

We may need to raise additional financing to support our operations, but we cannot be sure that we will be able to obtain additional financing on terms favorable to us when needed. If we are unable to obtain additional financing to meet our needs, our operations may be adversely affected or terminated.
We have limited financial resources. There can be no assurance that we will be able to obtain financing to fund our operations in light of factors beyond our control such as the market demand for our securities, the state of financial markets generally, and other relevant factors. Any sale of our Series Seed Preferred Stock in the future may result in dilution to existing stockholders. Furthermore, there is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay any future indebtedness or that we will not default on our future debts, which would thereby jeopardize our business viability. Finally, we may not be able to borrow or raise additional capital in

the future to meet our needs or to otherwise provide the capital necessary to continue the development of our technology, which might result in the loss of some or all of your investment in our Series Seed Preferred Stock.

We depend on external products for the successful use of our product and their supply chain issues could negatively impact our business.
Our product that is dependent on batteries, sensors, fabrics, adhesives, circuits, and other materials that we do not produce internally, nor do we control the supply chain of. There is the possibility that the supply chain for some or all of these elements can be impacted by external factors beyond the Company's control which could negatively impact the Company's ability to sell or distribute the product.

The success of our business depends on the market acceptance of products with our proprietary technology.
Our future success depends on the market acceptance of our proprietary safe and technologies in which our technology is imbedded. If we are unable to convince current and potential customers of the advantages of our technology or gain market traction, then our ability to sell our products will be limited. If the market for our proprietary technology does not develop, or if the market does not accept our products, then our ability to grow our business could be limited.

If we are unable to obtain additional capital, our business operations could be harmed.
The expansion of our business will require additional funds to support inventories, accounts receivable and expansion. In the future, we expect to seek additional equity or debt financing to provide for our working capital needs. Such financing may not be available or may not be available on satisfactory terms to us. If financing is not available on satisfactory terms, we may be unable to expand our operations to achieve our objectives. While debt financing will enable us to expand our business more rapidly than we otherwise would be able to do, debt financing increases expenses and we must repay the debt regardless of our operating results. Future equity financings could result in dilution to our stockholders. The recent global financial crisis, which has included, among other things, significant reductions in available capital and liquidity from banks and other providers of credit, substantial reductions or fluctuations in equity and currency values worldwide, and concerns that the worldwide economy may enter into a prolonged recessionary period, may make it difficult for us to raise additional capital or obtain additional credit, when needed, on acceptable terms or at all.
Our inability to obtain adequate capital resources, whether in the form of equity or debt, to fund our business and growth strategies, may require us to delay, scale back, or eliminate some or all of our operations, which may adversely affect our financial results and ability to operate as a going concern.

Our success depends on our ability to expand, operate, and successfully manage our operations.
Our success depends on our ability to design products popular with customers and consumers, effectively market our products, manage third party manufacturing operations nationally and internationally, and successfully manage our operations. Our ability to successfully accomplish these objects will depend upon a number of factors, including the following: signing with strategic distribution partners with established retail, manufacturing, logistics and wholesale relationships; continued interruptions in the supply chain or distribution of our products; the continued development of our business; the hiring, training, and retention of competent personnel; the ability to design products that generates customer demand; the ability to enhance our operational, financial, and management systems; the availability of adequate financing; competitive factors; and general economic and business conditions.

We operate in a highly competitive industry and if we are unable to compete successfully our revenue and profitability will be adversely affected.
We face strong competition from manufacturers and distributors of products addressing certain technologies, features or markets for sexual performance, worldwide. Many of our competitors have stronger capitalization than we do, have strong existing customer relationships and more extensive engineering, manufacturing, sales and marketing capabilities. Competitors could focus their substantial resources on developing a competing technology that may be potentially more attractive to customers than our products or services. In addition, we may face competition from other products with existing technologies. Our competitors may also offer competitive products at reduced prices in order to improve their competitive positions. Any of these competitive factors could make it more difficult for us to attract and retain customers, require us to lower our prices in order to remain competitive, and reduce our revenue and profitability, any of which could have a material adverse effect on our results of operations and financial condition.

No Independent Valuation
The Company has not obtained an independent opinion regarding the valuation of the Company or the Securities, nor has there been any legal, investment banking, or other diligence in connection with the valuation of the Company or the Securities. Prospective investors must rely on their own business and investment background and their own investigation of the Company and its proposed business in determining whether to invest in the Company.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the

Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❷ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust   ❷ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Morari, Inc.

Delaware Corporation
Organized May 2020
1 employees
6501 ZIRCON LN N

MAPLE GROVE MN 55311 http://www.morarimedical.com

Business Description

Refer to the Morari, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Morari, Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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